2003 Croghan Bancshares, Inc.

annual report



04020662

RECD S.E.C.
MAR 2 2 2004
1088

P.E. 12-31-03



"Croghan Bancshares has never been bigger, stronger or more stable than we are today. This is due in no small measure to our core values - customers, colleagues and community."



PROCESSED
MAR 24 2004
THOMSON FINANCIAL

directors
Strength in Vision




1
2
3
4
5
6
7
8
9
10
11
12

1. Claude E. Young
2. J. Terrence Wolfe
3. James E. Bowlus
4. Stephen A. Kemper
5. Allan E. Mehlow
6. Daniel W. Lease
7. Gary L. Zimmerman
8. Michael D. Allen, Sr.
9. Robert H. Moyer
10. Steven C. Futrell
11. Claire F. Johansen
12. John P. Keller



Our Vision is to have the Croghan Colonial Bank be the preferred choice for the financial services in Sandusky County, portions of Huron, Seneca, Erie, and Ottawa Counties and their immediate neighboring areas.

Our Mission is to operate as an independent community bank dedicated to providing its customers with high quality financial services at reasonable prices, to provide a return on investment to our shareholders, and to provide our employees with a rewarding place to work.

CROGHAN BANCSHARES, INC.

CONTENTS

FINANCIAL HIGHLIGHTS

	2003	2002	Percent Change
For the year:			
Net income	$5,428,000	$5,137,000	5.7 %
Income per common share	2.86	2.69	6.3 %
Dividends per common share	1.09	1.00	9.0 %
Return on average assets	1.39%	1.37%	
Return on average stockholders' equity	12.07%	12.27%	
At year end:			
Assets	$402,773,000	$387,330,000	4.0 %
Loans	306,292,000	287,951,000	6.4 %
Securities	64,236,000	71,437,000	(10.1)%
Deposits	312,407,000	302,888,000	3.1 %
Stockholders' equity	46,196,000	43,462,000	6.3 %
Book value per common share	$24.32	$22.86	6.4 %
Stockholders' equity to total assets	11.47%	11.22%	
Number of stockholders of record	779	779	0.0 %
Number of full-time equivalent employees	142	141	0.7 %

President's Letter

To our Shareholders,

As I reflect on 2003, a year when we faced many challenges in the banking industry, I am proud to report that Croghan generated record earnings, a 5.7% increase over prior year Net Income. In spite of the low interest rate environment placing additional pressure on our margin, and a slow recovering economy, management and staff contributed to a performance that led to a 1.39% Return on Average Assets, and a 12.07% Return on Average Equity. Our efficiency ratio of 55.61% reflects our strong desire to proactively manage productivity. Shareholder value was enhanced with a dividend payout of $1.09 per share representing a 9% increase over prior year, and stock appreciation of $6.25 per share. As we continue to move forward, we do so by recognizing the importance of financial performance in building a strong and stable financial institution.

To position ourselves for the future requires that we accomplish what we set out to do. Execution is key, and in 2003 we continued to improve on the basics while introducing new ways of doing business. We introduced a performance based compensation program called Stakeholders, which is based on the concept of behavior change to achieve exceptional results. Stakeholders is available to all employees and reflects the team approach to achieving results.

We continued to change processes and procedures, focusing in the loan area, to improve the quality of our credit administration. We made investments in technology including the replacement of our mainframe computer, which gives us greater flexibility and improved service performance. With our increased emphasis on business banking, we piloted an Internet banking service that allows business customers a better way to manage their cash in addition to a messenger courier service to expand into new markets. We completed a significant capital investment in the Bellevue community, resulting in a state-of-the-art designed banking center to include an Internet Café. This project allowed us to consolidate two separate offices into one facility. Product development continued, and once completed in 2004, will allow us to improve our core retail deposit products with value added benefits. A new marketing director was added as we address the need to improve our marketing and merchandising for product and branding opportunities. We have begun the process of introducing Private Banking with the hiring of an experienced private banker to lead this new program at Croghan.

People, and the close personal relationship we have with our customers, continue to be at the forefront of our mission at Croghan. New people continue to join Croghan. In the past year, we welcomed many new faces, to include: Tom Elder, VP and Chief Lending Officer; Marty Folger, VP Commercial Loan Officer; Mike Wise, Consumer Loan Underwriter; Elaine Blackmore, Private Banking Manager; and our new Marketing Director, Michelle McGovern. We also said goodbye to retirees, Jim Draeger, Marilyn Humbert, and Dick Heslet, and we wish them the best. Our corporate culture continues to redefine itself, as new people bring new ideas, and concepts are added to the core values that remain the foundation of Croghan.

As we move forward, we continue to plan for growth opportunities, whether it is internal with a renewed focus on the communities we serve, or external, in an effort to expand our market area. During the year, we formed a committee to study growth alternatives, and we will continue to analyze new market areas as potential sites for Loan Production Offices, branches, and acquisitions. We have a strong capital position, as evidenced by our 11.47% capital ratio. Coupled with a strong management team, Croghan is well positioned for growth.

I would like to thank our employees for their hard work and commitment to serving our customers; our customers for their loyalty by allowing Croghan to serve their financial needs; our Board members for their work and guidance in producing another record year for our shareholders; and our shareholders who make this all possible.

Sincerely,

Steven C. Futrell
President & CEO
January 2004

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $402,773,000 in total assets as of December 31, 2003. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its nine offices located in Bellevue, Clyde, Fremont, Green Springs, Monroeville, and Port Clinton, Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Additionally, investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

The Corporation's common stock is quoted on the OTC Bulletin Board. Solely on the basis of transactions of which the Corporation has been made aware, the transaction prices for shares of its common stock for each quarterly period during 2003 and 2002 were as follows:

	2003	2002
First Quarter	$26.25 to 28.50	$22.60 to 25.85
Second Quarter	27.50 to 30.27	24.10 to 27.00
Third Quarter	29.05 to 31.35	26.05 to 28.50
Fourth Quarter	30.75 to 34.00	26.25 to 26.95

Dividends declared by the Corporation on its common stock during the past two years were as follows:

	2003	2002
Three-months ended March 31	$ .27	$ .24
Three-months ended June 30	.27	.24
Three-months ended September 30	.27	.25
Three-months ended December 31	.28	.27
	$1.09	$1.00

The holders of record for the Corporation's common stock on December 31, 2003 totaled 779.

AVAILABILITY OF MORE INFORMATION

To obtain a copy of the Corporation's annual report on Form 10-K filed with the Securities and Exchange Commission, please write to:

Barry F. Luse, Vice President
Trust & Investment Services Division
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, OH 43420
419-332-7301

CROGHAN BANCSHARES, INC.
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999
	Years ended December 31, (Dollars in thousands, except share data)				
Statements of operations:					
Total interest income	$ 22,033	$ 24,183	$ 25,874	$ 25,589	$ 24,259
Total interest expense	6,405	8,271	10,724	11,067	10,434
Net interest income	15,628	15,912	15,150	14,522	13,825
Provision for loan losses	430	730	695	435	240
Net interest income, after provision for loan losses	15,198	15,182	14,455	14,087	13,585
Total non-interest income	2,991	2,638	2,383	2,302	1,972
Total non-interest expenses	10,354	10,333	11,208	10,992	10,833
Income before federal income taxes	7,835	7,487	5,630	5,397	4,724
Federal income taxes	2,407	2,350	1,935	1,828	1,586
Net income	$ 5,428	$ 5,137	$ 3,695	$ 3,569	$ 3,138
Per share of common stock:					
Net income	$ 2.86	$ 2.69	$ 1.93	$ 1.87	$ 1.65
Dividends	1.09	1.00	.87	.82	.73
Book value	24.32	22.86	20.87	19.59	18.36
Average common shares outstanding	1,900,152	1,907,927	1,913,362	1,910,704	1,906,120
Year end balances:					
Loans, net	$302,905	$284,262	$275,020	$255,613	$236,213
Securities	64,236	71,437	51,564	58,625	77,432
Total assets	402,773	387,330	366,508	347,432	350,586
Deposits	312,407	302,888	295,003	284,204	294,587
Stockholders' equity	46,196	43,462	39,952	37,466	35,039
Average balances:					
Loans, net	$286,138	$276,497	$265,349	$242,818	$230,274
Securities	69,878	62,785	54,467	71,524	80,203
Total assets	391,416	375,266	355,034	346,661	344,346
Deposits	307,346	297,854	287,840	286,653	294,792
Stockholders' equity	44,983	41,871	39,040	36,251	34,430
Selected ratios:					
Net yield on average interest-earning assets	4.30%	4.54%	4.60%	4.55%	4.37%
Return on average assets	1.39	1.37	1.04	1.03	.91
Return on average stockholders' equity	12.07	12.27	9.46	9.85	9.11
Net loan charge-offs as a percent of average outstanding net loans	.26	.14	.22	.16	.20
Allowance for loan losses as a percent of year-end loans	1.11	1.28	1.20	1.25	1.33
Stockholders' equity as a percent of total year-end assets	11.47	11.22	10.90	10.78	9.99

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements, which appear on pages 17 through 37 of this Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. The Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, substantial changes in the levels of market interest rates, and competitive and regulatory issues could affect the Corporation's financial performance and cause the actual results for the future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion of the two factors for improvement in 2004 net interest income included under "Net Interest Income" in the comparison of the results of operations.
2. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses" in the comparison of the results of operations.
3. Management's discussion pertaining to the investment security portfolio included under "Securities" in the comparison of financial condition.
4. Management's discussion of capital requirements included under "Stockholders' Equity" in the comparison of financial position.
5. Management's discussion of interest rate risk exposure included under "Interest Rate Risk" on the future results of operations.

The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

PERFORMANCE SUMMARY

Croghan's net income increased 5.7% to $5,428,000 for the year ended December 31, 2003, compared to net income of $5,137,000 in 2002 and $3,695,000 in 2001. The increase in net income for 2003 resulted from an improvement in non-interest income, control over non-interest expenses, and a reduction in the provision for loan losses. The 2002 increase was due to loan portfolio growth, improved non-interest income, and a decrease in non-interest expenses.

The 2003 return on average assets was 1.39%, compared to 1.37% in 2002 and 1.04% in 2001. The return on average equity totaled 12.07% in 2003, 12.27% in 2002 and 9.46% in 2001. Income per share in 2003 amounted to $2.86, compared to $2.69 in 2002 and $1.93 in 2001.

Total assets at December 31, 2003 increased 4.0% to $402,773,000 as compared to total assets at December 31, 2002 of $387,330,000. Total loans grew to $306,292,000 at December 31, 2003, a 6.4% increase from December 31, 2002 total loans of $287,951,000. Securities decreased 10.1% to $64,236,000 at December 31, 2003 from $71,437,000 at December 31, 2002. Total deposits increased to $312,407,000 at December 31, 2003, a 3.1% increase from total deposits of $302,888,000 at December 31, 2002. Total stockholders' equity at December 31, 2003 amounted to $46,196,000, a 6.3% increase as compared to $43,462,000 at December 31, 2002.

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of customer loan demand, customer preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following table demonstrates the components of net interest income for the years ended December 31:

	2003	2002	2001
		(Dollars in thousands)	
Average interest-earning assets	$363,582	$350,189	$329,076
Interest income	22,033	24,183	25,874
Average rate earned	6.06%	6.91%	7.86%
Average interest-bearing liabilities	$307,909	$296,541	$278,308
Interest expense	6,405	8,271	10,724
Average rate paid	2.08%	2.79%	3.85%
Net interest income	$ 15,628	$ 15,912	$ 15,150
Net interest yield (net interest income divided by average interest-earning assets)	4.30%	4.54%	4.60%

2003 vs. 2002. Net interest income in 2003 decreased $284,000 to $15,628,000, 1.8% below 2002's level of $15,912,000. Average interest-earning assets increased $13,393,000 with the growth concentrated in the loan and securities portfolios. Average interest-bearing liabilities increased $11,368,000, as the result of increases in the savings, NOW, and money market deposit category and in borrowed funds. In an effort to provide additional stimulus to the national economy, the Federal Reserve Open Market Committee lowered managed interest rates 25 basis points, or .25%, in June 2003. This decrease, coupled with a 50 basis point, or .50%, reduction in late 2002, put tremendous pressure on net interest yield. Net interest yield decreased 24 basis points in 2003 to 4.30% as compared to 4.54% in 2002. Croghan anticipates the following two factors to be the primary drivers for improving 2004 net interest income: continued growth in average interest-earning assets and, more importantly, an increase in managed interest rates.

2002 vs. 2001. Net interest income in 2002 increased $762,000 to $15,912,000, 5.0% above 2001's level of $15,150,000. Average interest-earning assets increased $21,113,000 with the growth concentrated in the loan and securities portfolios. Average interest-bearing liabilities increased $18,233,000 resulting from increases in the savings, NOW, and money market deposit category and in borrowed funds. To protect against a possible double-dip recession and to reduce the risk of deflation, the Federal Reserve Open Market Committee lowered managed interest rates 50 basis points, or .50%, in November 2002. By actively managing net interest yield, which was under continuous pressure throughout 2002, Croghan maintained a net interest yield of 4.54% and limited the decline in net yield to only 6 basis points.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan has developed and adopted a comprehensive loan policy to provide guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and stipulates the use of a loan review process. Croghan employs an on-staff Credit Analyst and, effective in December 2003, added a Credit Analyst Assistant to provide day-to-day support for the credit analysis function. These staff members facilitate the early identification of problem loans, help to ensure sound credit decisions, and assist in the determination of the allowance for loan losses. Croghan also employs an outside credit review firm to supplement the credit analysis function and to provide an independent assessment of the loan review process. Croghan's loan policy, loan review process, and credit analysis team help to minimize the uncertainties associated with the lending function.

Croghan performs ongoing reviews throughout the year to identify impaired nonresidential real estate and commercial loans and also performs in-depth analyses of the overall adequacy of its allowance for loan losses. A nonresidential real estate or commercial loan is considered impaired when, based on the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are then recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate.

To determine the allowance for loan losses, Croghan performs a detailed quarterly analysis that focuses on delinquency trends, the status of non-performing loans (i.e., impaired, nonaccrual, and restructured loans, and loans past due 90 days or more), current and historical trends of charged-off loans within each loan category (i.e., commercial, real estate, and consumer), existing local and national economic conditions, and changes within the volume and mix within each loan category. Additionally, loans that are graded as special mention, substandard, doubtful, or partially charged-off are individually evaluated for their loss potential. For loans of $50,000 or more, this evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance.

Monthly provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for potential losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following table details factors relating to the provision and allowance for loan losses for the years ended December 31:

	2003	2002	2001
	(Dollars in thousands)		
Provision for loan losses charged to expense	$ 430	$ 730	$ 695
Net loan charge-offs	732	387	591
Net loan charge-offs as a percent of average outstanding net loans	.26%	.14%	.22%

The following table details additional factors relating to the provision and allowance for loan losses for the years ended December 31:

	2003	2002	2001
	(Dollars in thousands)		
Nonaccrual loans	$ 1,589	$ 2,137	$ 2,241
Loans contractually past due 90 days or more and still accruing interest	904	1,489	771
Restructured loans	-	-	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	14,644	7,791	5,949
Total potential problem and non-performing loans	$17,137	$11,417	$ 8,961
Allowance for loan losses	$ 3,387	$ 3,689	$ 3,346
Allowance for loan losses as a percent of year-end loans	1.11%	1.28%	1.20%

2003 vs. 2002. The provision for loan losses totaled $430,000 in 2003 compared to $730,000 in 2002. The 2002 provision reflects the identification of several problem loans, several of which were subsequently realized as charge-offs in 2003. Total potential problem and non-performing loans increased $5,720,000 or 50.1% to $17,137,000 at December 31, 2003 compared to $11,417,000 at December 31, 2002. Positive portfolio trends included a $548,000 decrease in nonaccrual loans, with nonaccrual loans totaling $1,589,000 at December 31, 2003 compared to $2,137,000 at December 31, 2002, and a $585,000 decrease in loans past due 90 days or more and still accruing interest to $904,000 compared to $1,489,000. The negative portfolio trend is an increase in other potential problem loans of $6,853,000 to $14,644,000 at December 31, 2003 compared to $7,791,000 at December 31, 2002. While this is a significant increase, a large portion of these loans are considered to be well secured, which is expected to mitigate any eventual loss potential.

Other potential problem loans for both periods include one nonresidential real estate loan with an outstanding balance of $3,084,000 at December 31, 2003 and $3,221,000 at December 31, 2002. This loan is not currently past due and, since origination, has never been more than 10 days past due. The loan appears to be adequately collateralized by commercial real estate based upon the latest appraised value on file. Of the $14,644,000 in potential problem loans at December 31, 2003, $4,163,000 is comprised of individual loans with balances less than $250,000.

2002 vs. 2001. The provision for loan losses totaled $730,000 in 2002 compared to $695,000 in 2001. The increase in the provision resulted from continued sluggishness in the local economy and the overall trends within the loan portfolio. Total potential problem and non-performing loans increased $2,456,000 or 27.4% to $11,417,000 at December 31, 2002 compared to $8,961,000 at December 31, 2001. The positive portfolio trend was a $104,000 decrease in nonaccrual loans, with nonaccrual loans totaling $2,137,000 at December 31, 2002 compared to $2,241,000 at December 31, 2001. Negative portfolio trends included a $718,000 increase in loans past due 90 days or more and still accruing interest to $1,489,000 at December 31, 2002 compared to $771,000 at December 31, 2001, and an increase of $1,842,000 in other potential problem loans to $7,791,000 compared to $5,949,000.

Of the $7,791,000 in other potential problem loans at December 31, 2002, $2,877,000 of that amount was comprised of individual loans with balances less than $250,000. The 2002 and 2001 potential problem loan amounts included one nonresidential real estate loan totaling $3,221,000 in 2002 and $3,254,000 in 2001 that appears to be adequately collateralized by commercial real estate based upon the latest appraised value on file.

NON-INTEREST INCOME

Non-interest income is comprised of the items in the following table which summarizes such income for the years ended December 31:

	2003	2002	2001
		(Dollars in thousands)	
Trust income	$ 531	$ 517	$ 522
Service charges on deposit accounts	1,245	1,146	936
Gain on sale of securities	324	-	41
Commissions received from the origination of loans	69	90	-
Other operating income	822	885	884
Total non-interest income	$2,991	$2,638	$2,383

2003 vs. 2002. Non-interest income in 2003 increased to $2,991,000 compared to $2,638,000 earned in 2002. This represents an increase of $353,000 or 13.4% between comparable periods. Trust income increased $14,000 or 2.7% from the 2002 level. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, and charitable gift annuities. The Trust Department held a total of $89,026,000 in assets for 494 clients at December 31, 2003 compared to $77,671,000 in assets at December 31, 2002.

Service charges on deposit accounts increased $99,000 or 8.6% from the 2002 level. Net securities gains amounted to $324,000 in 2003 with no such gains reported in 2002. The 2003 gains were realized upon the sale of U.S. Government Agency investment securities with less than two years remaining until their stated final maturity dates. Alternative investments maturing over longer time horizons were then purchased to replace those securities that were sold.

As a result of the low interest rate environment encountered during the past few years, Croghan entered into an agreement in 2002 to originate loans on behalf of a national provider of residential mortgage loan products. The provider then typically sells such loans in the secondary market (e.g., to Freddie Mac or Fannie Mae) and retains the servicing and related support functions (e.g., tax reporting and escrow accounting). The establishment of this arrangement allows Croghan to maintain its customer relationships by providing very competitive residential real estate loan offerings, while at the same time eliminating the risks associated with long-term fixed-rate mortgage loan financing. Commissions received from the origination of residential real estate loans totaled $69,000 in 2003 as compared to $90,000 in 2002.

In 1999, the Bank purchased split-dollar life insurance contracts on behalf of its executive officers. In addition to the cash surrender value of each contract, the Bank will receive 20% of the net insurance proceeds upon the death of the insured party. The increase in the cash value of these policies accumulates on a tax-exempt basis and the tax savings is used to fund supplemental retirement benefits for the named executives. The cash value of these policies totaled $3,822,000 at December 31, 2003 and $3,676,000 at December 31, 2002. The 2003 increase in the cash value of these policies, which is included as a component of other operating income, amounted to $146,000 in 2003 compared to $165,000 in 2002.

In 2003, the Bank purchased an additional $5,000,000 in bank-owned life insurance contracts that cover a number of Bank officers. The Bank will receive the cash surrender value of each contract and all of the net insurance proceeds, except for $25,000 that will be paid to the insured party's beneficiaries, upon the death of the named officer. The cash value of these policies totaled $5,054,000 at December 31, 2003. The increase in the cash value of these policies, $54,000 in 2003, is also included in other operating income.

Other operating income decreased $63,000 or 7.1% to $822,000 in 2003 from $885,000 reported in 2002. Included in other operating income are fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $111,000 in 2003 compared to $115,000 in 2002. Other items of note that comprise other operating income include ATM surcharge fees, MasterCard merchant fees, safe deposit box fees, credit life commissions, and fees from the sale of official checks and money orders.

2002 vs. 2001. Non-interest income in 2002 increased to $2,638,000 compared to $2,383,000 earned in 2001. This represents an increase of $255,000 or 10.7% between comparable periods. Trust income decreased $5,000 or 1.0% from the 2001 level. The Trust Department held a total of $77,671,000 in assets for 493 clients at December 31, 2002 compared to $86,175,000 in assets at December 31, 2001. Trust fees are highly dependent upon the aggregate market value of the accounts serviced and the 2002 results were impacted by declines in the equity markets that occurred throughout the year.

Service charges on deposit accounts increased $210,000 or 22.4% from the 2001 level. A targeted review of specific service charge components occurred during 2002. As a result of this review, revisions were made to the overdraft and non-sufficient funds charges effective April 1. These revisions subsequently accounted for much of the 2002 increase that occurred. As also noted in the preceding table, there were no securities gains in 2002 compared to net gains of $41,000 in 2001.

As previously noted, Croghan began originating loans on behalf of a national provider of residential mortgage loan products in 2002. Commissions received from such originations totaled $90,000 in 2002. Other operating income increased just slightly, by $1,000, in 2002. The increase in the cash value of the split-dollar life insurance policies purchased in 1999, which is included as a component of other operating income, amounted to $165,000 in 2002 compared to $166,000 in 2001. The cash value of these policies totaled $3,676,000 at December 31, 2002 and $3,511,000 at December 31, 2001.

Also included in other operating income are fees generated by the Investment Department of Croghan's Trust and Investment Services Division, with such fees totaling $115,000 in 2002 compared to $71,000 in 2001. This represents an increase of $44,000 or 62.0% between comparable periods. The increase was due primarily to the sale of annuity products, which offered many investors a less volatile alternative to stock market investments.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items in the following table which summarizes such expenses for the years ended December 31:

	2003	2002	2001
		(Dollars in thousands)	
Compensation	$ 4,470	$ 4,431	$ 4,694
Benefits	1,215	1,191	1,421
Total personnel	5,685	5,622	6,115
Occupancy of premises	659	628	631
Equipment	800	825	809
State franchise and other taxes	396	424	370
MasterCard franchise and processing fees	286	314	298
Postage	277	253	246
Professional and consulting services	274	442	348
Stationery and supplies	196	198	164
Advertising and marketing	195	191	194
Third party computer processing	186	181	150
Loan collection and repossession fees	182	39	34
Telephone	155	145	119
Examination fees	131	139	124
ATM network and processing fees	127	112	98
Amortization of goodwill	-	-	638
Other operating	805	820	870
Total non-interest expenses	$10,354	$10,333	$11,208

2003 vs. 2002. Non-interest expenses in 2003 increased to $10,354,000 from $10,333,000 in 2002. This represents an increase of only $21,000 or 0.2% between comparable periods. Total personnel expense increased $63,000 or 1.1% between comparable periods. Other expenses that changed more than $25,000 between 2003 and 2002, include occupancy expenses, state franchise and other taxes, MasterCard franchise and processing fees, professional and consulting services, and loan collection and repossession fees.

Occupancy expenses increased $31,000 or 4.9% in 2003. These expenses include such items as building and contents insurance, utilities, repair and maintenance costs, upkeep of parking lots and grounds, building depreciation, leased facility costs, and real estate taxes. Much of the increase can be attributed to the harsh winter weather that was experienced during the first quarter of 2003, which resulted in higher utility and snow removal costs. Another contributing factor was the first full year of lease payments associated with operating the Port Clinton facility, which was opened in June, 2002.

State franchise taxes, which are based primarily upon the Bank's capital structure, and other taxes decreased $28,000 or 6.6% in 2003. The 2003 decrease is a direct result of the Bank's lower capital level. MasterCard franchise and processing fees decreased $28,000 or 8.9% in 2003. During 2003, the MasterCard merchant processing operation was evaluated and a decision was made to outsource such merchant-related processing to a third-party vendor. The conversion of merchants began prior to the end of 2003, with the majority scheduled for conversion during the first quarter of 2004.

Professional and consulting fees decreased $168,000 or 38.0% in 2003. These fees include expenses paid to various consulting firms that assist with operational issues, asset/liability management, compliance training, and business planning. They also include professional fees paid to legal, accounting, and loan review firms. Many strategic initiatives were initiated and brought to completion throughout 2002 and 2001, which resulted in somewhat higher than normal consulting expenses during those years. The expenses incurred in 2003 are more representative of the historical expense level.

Loan collection and repossession fees increased $143,000 or 366.7% in 2003. The fees incurred in 2003 were the result of a proactive effort to bring specific problem loans to final resolution. The majority of this expense item is comprised of fees paid to third-party repossession firms and legal fees associated with loan collection efforts, with such legal fees totaling $120,000 in 2003 as compared to $29,000 in 2002.

Additional expense categories that comprise other operating expenses include miscellaneous employee expenses, fidelity and liability insurance, director and committee fees, loan origination expenses, dues and subscriptions, software amortization costs, correspondent bank service charges, and charitable donations.

2002 vs. 2001. Non-interest expenses in 2002 decreased to $10,333,000 from $11,208,000 in 2001. This represents a decrease of $875,000 or 7.8% between comparable periods. Total personnel expense decreased $493,000 or 8.1% between comparable periods. Compensation costs in 2002 were impacted by the 10% reduction in full-time equivalent staff that occurred in November, 2001. Benefits expense was also affected by this staff reduction, as there was a corresponding decrease in the number of participants enrolled in benefits programs.

Other expenses that changed more than $25,000 between 2002 and 2001, include state franchise and other taxes, professional and consulting services, stationery and supplies, third party computer processing, telephone, amortization of goodwill, and other operating expenses. State franchise and other taxes increased $54,000 or 14.6% in 2002. The 2002 increase was a direct result of the Bank's higher capital level.

Professional and consulting services increased $94,000 or 27.0% in 2002. Increased professional expenses were paid throughout 2002 for items pertaining to shareholder matters, property appraisal services, product analysis services, sales training, compensation review services, branch location and application expenses, an employee benefits program review, and search-firm recruiting fees for selected job placements.

Stationery and supplies increased $34,000 or 20.7%. The 2002 increase was related to higher paper and forms costs which were passed on to Croghan by various suppliers. Third party computer processing increased $31,000 or 20.7% in 2002. The majority of the increase was related to a profitability system supplied by a third-party vendor which provides Croghan with detailed analyses pertaining to the profitability of individual branches, products, and customers. Telephone expenses increased $26,000 or 21.8% in 2002 resulting from charges related to switching local access providers.

Amortization of goodwill decreased $638,000 in 2002 due to the adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets". This standard requires that goodwill be tested annually for impairment instead of being systematically amortized. There was no goodwill impairment in 2002. Other operating expenses decreased $50,000 or 5.7% in 2002. Included in this category was $159,000 for the write-off in the book value of a portion of the Union Square facility in Bellevue. Part of the facility was demolished during 2003 to provide room for a new drive-up facility and an expanded parking area.

FEDERAL INCOME TAXES

Federal income tax expense totaled $2,407,000 in 2003, compared to $2,350,000 in 2002 and $1,935,000 in 2001. The effective tax rate in 2003 was 30.7% compared to 31.4% in 2002 and 34.4% in 2001. The effective rate in 2003 was positively impacted by an increase in tax-exempt income on political subdivision obligations as compared to 2002. The effective rate in 2002 was positively impacted by the elimination of goodwill amortization, with the effective tax rate in 2001 reflecting the disallowance of any tax deduction for such amortization.

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2003, Croghan classified $59,261,000, or roughly 92%, of its securities as available-for-sale. The remaining securities, totaling $4,975,000, are classified as either held-to-maturity or restricted stock. Available-for-sale securities are reported at their fair values with the net unrealized gain or loss reported as accumulated other comprehensive income (loss). The held-to-maturity securities are reported at amortized cost and the restricted stock is reported at cost.

Croghan's available-for-sale investment portfolio is comprised primarily of U.S. Government Agency and political subdivision obligations. The fair value of these holdings totaled $59,261,000 at December 31, 2003 compared to $64,546,000 at December 31, 2002. Croghan also invests in U.S. Treasury obligations and carries such securities in the available-for-sale portfolio. Croghan had no investments in U.S. Treasury obligations at December 31, 2003 compared to $1,010,000 at December 31, 2002.

Croghan's held-to-maturity investment portfolio primarily consists of debt obligations of domestic corporations. The amortized cost of these investments totaled $2,436,000 at December 31, 2003 compared to $3,413,000 at December 31, 2002. Restricted stock is comprised of shares issued by the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank of Cincinnati. The cost of these investments, which have no stated maturity, totaled $2,539,000 at December 31, 2003 compared to $2,468,000 at December 31, 2002.

The aggregate carrying value of all securities at December 31, 2003 totaled $64,236,000, or a decrease of 10.1%, as compared to $71,437,000 at December 31, 2002. Most of the 2003 decrease can be attributed to continued loan growth, with total loans increasing to $306,292,000 at year-end 2003 compared to $287,951,000 at year-end 2002.

LOANS

Total loans at December 31, 2003 increased $18,341,000 or 6.4% over December 31, 2002. The following table summarizes total loans and the percent change by major category as of December 31:

	2003	2002	Percent Change
	(Dollars in thousands)		
Commercial, financial and agricultural	$ 39,814	$ 35,913	10.9 %
Real estate – residential mortgage	121,889	115,091	5.9 %
Real estate – nonresidential mortgage	91,513	85,282	7.3 %
Real estate – construction	11,564	7,514	53.9 %
Consumer	38,705	41,315	(6.3) %
Credit card	2,807	2,836	(1.0) %
Total loans	$306,292	$287,951	6.4 %

As can be determined from the preceding table, increases occurred in commercial, financial and agricultural loans, residential real estate loans, nonresidential real estate loans, and construction real estate loans. Conversely, consumer loans and credit card loans experienced declines. Items of significant note within the table include a $6,798,000 increase in residential real estate loans, a $6,231,000 increase in nonresidential real estate loans, and a $4,050,000 increase in construction real estate loans. All of the increases are likely a result of the historically low interest rate environment that existed throughout much of 2003. It must also be noted that Croghan did not sacrifice its overall interest rate risk profile for the sake of growing real estate loans. This becomes evident when examining the total amount of variable rate loans, which increased to $199,134,000 at December 31, 2003 compared to $144,640,000 at December 31, 2002.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2003 increased $12,850,000 or 3.8% over December 31, 2002. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following table as of December 31:

	2003	2002	Percent Change
	(Dollars in thousands)		
Demand, non-interest bearing	$ 39,758	$ 35,296	12.6 %
Savings, NOW and Money Market deposits	138,272	130,041	6.3 %
Time deposits	134,377	137,551	(2.3)%
Total deposits	312,407	302,888	3.1 %
Federal funds purchased and securities sold under repurchase agreements	11,176	11,345	(1.5)%
Federal Home Loan Bank borrowings	30,000	26,500	13.2 %
Total deposits and other interest-bearing liabilities	$353,583	$340,733	3.8 %

As can be determined from the preceding table, non-interest bearing demand deposits and savings, NOW and Money Market deposits increased in 2003. Time deposits experienced a decline, but the decrease was more than offset by increases in the other two deposit categories. Similar to 2002 and 2001, it appears that the deposit increases in 2003 are, in part, a result of stock market investors opting to seek the safe-haven of Croghan's FDIC-insured deposit product offerings. Additionally, the results of bank-wide sales training and the growing customer-focused sales culture were also contributing factors to the increase in total deposits.

Other interest-bearing liabilities, consisting of Federal Home Loan Bank borrowings and federal funds purchased/ securities sold under repurchase agreements, increased $3,331,000 to $41,176,000 at December 31, 2003 from $37,845,000 at December 31, 2002. The 2003 increase in other interest-bearing liabilities is concentrated in additional borrowings from the Federal Home Loan Bank of Cincinnati, which increased to $30,000,000 at 2003 year-end compared to $26,500,000 at 2002 year-end.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity at December 31 is summarized in the following table:

	2003	2002
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	122	118
Retained earnings	22,097	18,740
Accumulated other comprehensive income	434	1,027
Treasury stock	(383)	(349)
Total stockholders' equity	$46,196	$43,462

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2003, Croghan held $59,261,000 in available-for-sale securities with a net unrealized gain of $434,000, net of income taxes. This compares to holdings at December 31, 2002 of available-for-sale securities totaling $65,556,000 with a net unrealized gain of $1,027,000, net of income taxes. The $593,000 decrease in the net unrealized gain was the result of holding fewer above market rate securities at December 31, 2003. Since management believes that none of its investment securities are permanently impaired, there were no such charges to operations in either 2003 or 2002.

The Corporation and the Bank are both subject to the capital requirements established by the Federal Reserve Board. To be considered as "well capitalized" under prompt corrective action provisions, the Bank must have a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. At December 31, 2003, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 11.2% and a total risk-based capital ratio of 13.9%. Reference to Note 14, entitled "Regulatory Matters", in Croghan's Consolidated Financial Statements provides a detailed analysis of both the Corporation's and the Bank's capital amounts and related ratios.

LIQUIDITY

Croghan's primary sources of liquidity are derived from its stable core deposit base and strong stockholders' equity position. Secondary liquidity is provided from the ability to adjust any existing daily federal funds sold position, by actively managing the investment portfolio, and the availability of federal funds purchased (borrowed) under established lines of credit from correspondent banks. There are three such lines of credit that have been in existence since the mid-1990's and are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. The average balance borrowed under these lines during 2003 totaled $789,000. At December 31, 2003, Croghan had $5,250,000 in federal funds purchased, that must be repaid on a daily basis, as compared to $1,000,000 in federal funds purchased at December 31, 2002. Croghan also has additional borrowing capacity of $33,102,000 available from the Federal Home Loan Bank of Cincinnati. These funds can only be drawn subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

Croghan also maintains a portion of its assets in liquid form to meet anticipated customer loan demands and fund possible deposit account withdrawals. At December 31, 2003, liquid assets in the form of cash and due from banks totaled $10,984,000 or 2.7% of total assets. Croghan believes that these highly liquid assets, in addition to a staggered maturity schedule and principal repayments within the investment portfolio and cash flows from loan repayments, provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan's parent holding company, primarily the need to pay quarterly cash dividends to shareholders, are funded by upstream-dividends from the Bank subsidiary. Dividends accrued to the Corporation from the Bank totaled $2,071,000 in 2003, $7,421,000 in 2002, and $1,725,000 in 2001. The 2002 dividends included a special $5,000,000 dividend from the Bank to the Corporation, which allowed for more effective management of the Bank's capital level. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, and subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval from the State of Ohio Division of Financial Institutions provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had $1,086,000 available for dividends on January 1, 2004 without the need to obtain approval from the State of Ohio Division of Financial Institutions.

The Corporation and the Bank are subject to various regulatory capital requirements established by the federal and state banking agencies, including those described above for "well-capitalized" institutions as established by the Federal Reserve Board. Failure to meet minimum capital requirements can result in the initiation of certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material adverse effect on Croghan's financial statements. Management believes, as of December 31, 2003 and 2002, that the Corporation and the Bank met all capital adequacy requirements which might apply.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO committee, and the associated Asset/Liability Management Policy, seek to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which strives to measure potential changes in future earnings and the fair values of its financial instruments, that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2003. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted to their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. Croghan applies interest rate "shocks" to its financial instruments of 100 and 200 basis points (up and down) for its net interest income, and 200 basis points (up and down) for the value of its equity. The following table presents the potential sensitivity in Croghan's annual net interest income for a 100 and 200 basis-point (i.e., 1.0% and 2.0%) change in market interest rates and the potential sensitivity in the present value of Croghan's equity for a sudden and sustained 200 basis-point (i.e., 2.0%) change in market interest rates:

	December 31, 2003		ALCO Guidelines
	Change in Dollars ($)	Change in Percent (%)	For the Change in Percent (%)
Annual Net Interest Income Impact			
For a Change of + 100 Basis Points	(583,000)	(4.2)	(15.0)
For a Change of – 100 Basis Points	(740,000)	(5.3)	15.0
For a Change of + 200 Basis Points	(1,477,000)	(10.6)	(30.0)
For a Change of – 200 Basis Points	N/A	N/A	30.0
Impact on the Net Present Value of Equity			
For a Change of + 200 Basis Points	(1,326,000)	(2.7)	(30.0)
For a Change of – 200 Basis Points	N/A	N/A	30.0

As indicated in the preceding table, the projected volatility of net interest income and the net present value of equity at December 31, 2003 are within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2003:

		Amount of Commitment to Expire Per Period			
Type of Commitment	Total Amount	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(Dollars in thousands)		
Commercial lines of credit	$27,527	$23,124	$ 25	$ 720	$ 3,658
Real estate lines of credit	25,404	4,385	3,646	4,040	13,333
Consumer lines of credit	1,261	1,261	-	-	-
Credit card lines of credit	13,866	13,866	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$68,058	$42,636	$3,671	$4,760	$16,991

As indicated in the preceding table, Croghan had $68,058,000 in total loan commitments at the end of 2003, with $42,636,000 of that amount expiring within one year. All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since Croghan requires that each letter of credit be supported by a loan agreement. The commercial and consumer lines represent both unsecured and secured obligations. The real estate lines are secured by mortgages in residential and nonresidential property. The credit card lines were all made on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly the credit card lines, which represent the maximum amount available to all cardholders. Additionally, $18,928,000 of the commercial lines are due on a demand basis, with many of those lines established for seasonal operating purposes.

The following table summarizes Croghan's other contractual obligations as of December 31, 2003:

		Payments Due by Period			
Contractual Obligations	Total Amount	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(Dollars in thousands)		
Long-term debt	$30,000	$12,000	$14,000	$1,500	$2,500
Capital leases	-	-	-	-	-
Operating leases	53	37	16	-	-
Unconditional purchase obligations	-	-	-	-	-
Other	-	-	-	-	-
Total Obligations	$30,053	$12,037	$14,016	$1,500	$2,500

The long-term debt noted in the preceding table represents borrowings from the Federal Home Loan Bank of Cincinnati. The notes require payment of interest on a monthly basis with principal due at maturity. The obligations bear stated fixed interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to payoff or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for Croghan's deposit product offerings.

As also indicated in the table, Croghan had no capital leases or unconditional purchase obligations as of December 31, 2003. Croghan's most significant operating lease obligation originated when the Port Clinton Banking Center was opened in June, 2002. The Port Clinton Office is located in a retail supermarket in the Knollcrest Shopping Center, and the office is occupied under a lease arrangement. Additionally, Croghan has several minor operating lease obligations, with an aggregate total less than $75,000, for photocopying and mail processing equipment which are not included in the table.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2002, Croghan adopted the provisions of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under the provisions of Statement 142, goodwill is no longer amortized but rather tested for impairment, which is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Hence, the goodwill resulting from the 1996 acquisition of Union Bancshares, Inc. is now tested on an annual basis for impairment and no longer amortized. Both the initial test accomplished as of January 1, 2002 and the most recent test, occurring on July 1, 2003, indicated there was no impairment in the fair value of goodwill. Accordingly, there was no goodwill amortization for the years ended December 31, 2003 or 2002 as compared to $638,000 in 2001. The unamortized balance of goodwill at December 31, 2003 and 2002 totaled $6,113,000.

Croghan does not believe the adoption of any recently issued pronouncements by the Financial Accounting Standards Board will have a significant impact on its consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES

Croghan's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgements that affect the amounts reported in the financial statements. These estimates, assumptions, and judgements are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by Croghan are presented in the Summary of Significant Accounting Policies. These policies, along with the other disclosures presented in the Notes to Consolidated Financial Statements and in Management's Discussion and Analysis, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision as new information becomes available. Management has also identified the determination of the value of goodwill as another accounting area that requires complex estimates, assumptions, and judgements.

As previously noted in the section entitled Provision for Loan Losses and the Allowance for Loan Losses, Croghan performs a detailed quarterly analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including the potential loss exposure for individually reviewed loans, the historical loss experience for each loan category (i.e., commercial, real estate, and consumer), the volume of non-performing loans (i.e., loans in nonaccrual status or past due 90 days or more), the volume of loans past due 30 to 89 days, a segmentation of each loan category by internally-assigned risk grades, any significant changes in lending or loan review staff, an evaluation of current and future local and national economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

An evaluation of goodwill is performed by an outside consulting firm as of July 1 of each year. The evaluation process provides data to substantiate the balance in goodwill by estimating Croghan's implied market value based upon recent bank merger and acquisition transactions. If the results indicate that Croghan's estimated implied value is greater than its total stockholder's equity plus goodwill as of the evaluation date, then no impairment exists. To date, none of Croghan's goodwill evaluations have revealed any need for an impairment charge.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for goodwill in 2002.

Clifton Gunderson LLP

Toledo, Ohio
January 14, 2004

Offices in 13 states and Washington, DC

Member of HLB International

CROGHAN BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2003	December 31, 2002
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS		
Cash and due from banks	$ 10,984	$ 13,140
SECURITIES		
Available-for-sale, at fair value	59,261	65,556
Held-to-maturity, at amortized cost, fair value of $2,523 in 2003 and $3,537 in 2002	2,436	3,413
Restricted stock	2,539	2,468
Total securities	64,236	71,437
LOANS	306,292	287,951
Less: Allowance for loan losses	3,387	3,689
Net loans	302,905	284,262
PREMISES AND EQUIPMENT, NET	6,911	5,743
CASH SURRENDER VALUE OF LIFE INSURANCE	8,876	3,676
GOODWILL	6,113	6,113
ACCRUED INTEREST RECEIVABLE	1,930	2,366
OTHER ASSETS	818	593
TOTAL ASSETS	$402,773	$387,330
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 39,758	$ 35,296
Savings, NOW and Money Market deposits	138,272	130,041
Time	134,377	137,551
Total deposits	312,407	302,888
Federal funds purchased and securities sold under repurchase agreements	11,176	11,345
Federal Home Loan Bank borrowings	30,000	26,500
Dividends payable	532	513
Other liabilities	2,462	2,622
Total liabilities	356,577	343,868
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 3,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	122	118
Retained earnings	22,097	18,740
Accumulated other comprehensive income	434	1,027
Treasury stock, 14,355 shares in 2003 and 13,207 shares in 2002, at cost	(383)	(349)
Total stockholders' equity	46,196	43,462
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$402,773	$387,330

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2003	2002	2001
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$19,525	$21,310	$22,697
Securities:			
U.S. Treasury	10	41	349
Obligations of U.S. Government agencies and corporations	1,573	1,922	1,714
Obligations of states and political subdivisions	635	494	545
Other	242	297	327
Federal funds sold	48	119	242
Total interest income	22,033	24,183	25,874
INTEREST EXPENSE			
Deposits	5,170	6,841	9,461
Other borrowings	1,235	1,430	1,263
Total interest expense	6,405	8,271	10,724
Net interest income	15,628	15,912	15,150
PROVISION FOR LOAN LOSSES	430	730	695
Net interest income, after provision for loan losses	15,198	15,182	14,455
NON-INTEREST INCOME			
Trust income	531	517	522
Service charges on deposit accounts	1,245	1,146	936
Gain on sale of securities	324	-	41
Other	891	975	884
Total non-interest income	2,991	2,638	2,383
NON-INTEREST EXPENSES			
Salaries, wages and employee benefits	5,685	5,622	6,115
Occupancy of premises	659	628	631
Amortization of goodwill	-	-	638
Other operating	4,010	4,083	3,824
Total non-interest expenses	10,354	10,333	11,208
Income before federal income taxes	7,835	7,487	5,630
FEDERAL INCOME TAXES	2,407	2,350	1,935
NET INCOME	$ 5,428	$ 5,137	$ 3,695
NET INCOME PER SHARE, based on 1,900,152 shares in 2003, 1,907,927 shares in 2002 and 1,913,362 shares in 2001	$ 2.86	$ 2.69	$ 1.93

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2003, 2002 and 2001

	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 2000	$23,906	$ 102	$13,479	$ (21)	$ -	$37,466
Comprehensive income:						
Net income	-	-	3,695	-	-	3,695
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	421	-	421
Total comprehensive income	-	-	-	-	-	4,116
Issuance of 1,651 shares of common stock	20	15	-	-	-	35
Cash dividends declared, $.87 per share	-	-	(1,665)	-	-	(1,665)
BALANCE AT DECEMBER 31, 2001	23,926	117	15,509	400	-	39,952
Comprehensive income:						
Net income	-	-	5,137	-	-	5,137
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	627	-	627
Total comprehensive income	-	-	-	-	-	5,764
Purchase of 14,400 shares of treasury stock	-	-	-	-	(379)	(379)
Issuance of 1,193 shares from treasury stock	-	1	-	-	30	31
Cash dividends declared, $1.00 per share	-	-	(1,906)	-	-	(1,906)
BALANCE AT DECEMBER 31, 2002	23,926	118	18,740	1,027	(349)	43,462
Comprehensive income:						
Net income	-	-	5,428	-	-	5,428
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	(593)	-	(593)
Total comprehensive income	-	-	-	-	-	4,835
Purchase of 2,500 shares of treasury stock	-	-	-	-	(69)	(69)
Issuance of 1,352 shares from treasury stock	-	4	-	-	35	39
Cash dividends declared, $1.09 per share	-	-	(2,071)	-	-	(2,071)
BALANCE AT DECEMBER 31, 2003	$23,926	$ 122	$22,097	$ 434	$ (383)	$46,196

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,428	$ 5,137	$ 3,695
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	465	559	1,258
Provision for loan losses	430	730	695
Write-down on impairment of premises	-	159	248
Deferred federal income taxes	342	(257)	(170)
Federal Home Loan Bank stock dividends	(71)	(79)	(109)
Increase in cash value of life insurance policies	(200)	(165)	(171)
Net amortization of security premiums and discounts	1,184	755	159
Provision for deferred compensation	42	62	58
Gain on sale of securities	(324)	-	(41)
Loss on disposal of equipment	83	-	1
Decrease (increase) in accrued interest receivable	436	(96)	468
Decrease (increase) in other assets	(233)	(47)	49
Increase (decrease) in other liabilities	(210)	100	(41)
Net cash provided by operating activities	7,372	6,858	6,099
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	25,960	17,073	34,045
Proceeds from sales of available-for-sale securities	11,999	-	5,041
Proceeds from cancellation of life insurance policy	-	-	455
Payment of single premiums on life insurance policies	(5,000)	-	(450)
Purchases of securities:			
Available-for-sale	(31,904)	(36,073)	(30,882)
Held-to-maturity	(541)	(599)	(514)
Net increase in loans	(19,073)	(9,972)	(20,153)
Additions to premises and equipment	(1,708)	(326)	(243)
Net cash used in investing activities	(20,267)	(29,897)	(12,701)

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,		
	2003	2002 (Dollars in thousands)	2001
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 9,519	$ 7,885	$10,799
Decrease in federal funds purchased and securities sold under repurchase agreements	(169)	(1,376)	(1,288)
Borrowed funds:			
Proceeds	14,500	10,500	14,000
Repayments	(11,000)	-	(7,000)
Proceeds from issuance of common stock	39	31	35
Cash dividends paid	(2,052)	(1,814)	(1,646)
Purchase of treasury stock	(69)	(379)	-
Payment of deferred compensation	(29)	(17)	(3)
Net cash provided by financing activities	10,739	14,830	14,897
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,156)	(8,209)	8,295
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,140	21,349	13,054
CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,984	$13,140	$21,349
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 6,513	$ 8,429	$10,893
Federal income taxes	$ 2,468	$ 2,465	$ 2,120
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain on available-for-sale securities	$ (305)	$ 323	$ 217
Non-cash investing activities:			
Change in net unrealized gain on available-for-sale securities	$ (898)	$ 950	$ 638
Transfer of loans to foreclosed assets	$ -	$ -	$ 50

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Fremont, Bellevue, Clyde, Green Springs, Monroeville, and Port Clinton, Ohio. The Bank's primary source of revenue is providing loans to customers primarily located in Sandusky County, Ottawa County, the Village of Green Springs and the northwest portion of Huron County which includes the City of Bellevue and Village of Monroeville. Such customers are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to significant change in the near term relates to the determination of the allowance for loan losses and the valuation of goodwill.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the consolidated balance sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

SECURITIES

The Bank's securities are designated at the time of purchase as either held-to-maturity or available-for-sale. Securities designated as held-to-maturity are carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from securities.

Restricted stock consists of Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. Such securities are carried at cost and evaluated for impairment on an annual basis.

Gains and losses on sales of securities are accounted for on a completed transaction basis, using the specific identification method, and are included in non-interest income.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

LOANS (CONTINUED)

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card and other personal loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

FORECLOSED ASSETS

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expense, as are gains or losses upon sale and expenses related to maintenance of the properties.

PREMISES AND EQUIPMENT

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using both accelerated and straight-line methods.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

GOODWILL

Goodwill arising from the 1996 purchase of Union Bancshares Corp. was being amortized on a straight-line basis over a period of 15 years. Amortization of goodwill ceased effective January 1, 2002, as more fully described in Note 1. Under the new method of accounting, goodwill is tested for impairment at least annually to determine if an impairment loss has occurred.

ADVERTISING COSTS

All advertising costs are expensed as incurred.

FEDERAL INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Bank is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

PER SHARE DATA

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. This computation is referred to as "basic earnings per share".

Dividends per share are based on the number of shares outstanding at the declaration date.

RECLASSIFICATIONS

Certain reclassification adjustments have been made to 2002 and 2001 amounts to conform with the 2003 presentation.

This information is an integral part of the accompanying consolidated financial statements.

NOTE 1 - CHANGE IN ACCOUNTING PRINCIPLE

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under Statement 142, goodwill is no longer amortized but is subject to an annual impairment test. Impairment of value results when the fair value of goodwill associated with an acquisition is less than the carrying value.

The Corporation adopted the provisions of Statement 142 effective January 1, 2002. Based on the results of an independent valuation of the goodwill resulting from the 1996 acquisition of Union Bancshares Corp., there was no initial impairment adjustment as of January 1, 2002 and, based on valuations performed as of July 1, 2003 and 2002, there was no impairment adjustment for the years 2003 and 2002. Consequently, the impact of the adoption of Statement 142 resulted in an increase in 2003 and 2002 net income of $638,000 ($.34 and $.33 per share, respectively).

The following represents a summary of additional information relating to the adoption of Statement 142 (there was no income tax impact on the goodwill amortization):

	2003	2002	2001
	(Dollars in thousands)		
Reported net income	$ 5,428	$ 5,137	$ 3,695
Goodwill amortization	-	-	638
Adjusted net income	$ 5,428	$ 5,137	$ 4,333
Net income per share:			
Reported net income	$ 2.86	$ 2.69	$ 1.93
Goodwill amortization	-	-	.33
Adjusted net income	$ 2.86	$ 2.69	$ 2.26

NOTE 2 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2003 and 2002 are as follows:

	2003		2002	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ 1,003	$ 1,010
Obligations of U.S. Government agencies and corporations	41,174	41,375	48,352	49,586
Obligations of states and political subdivisions	17,429	17,886	14,645	14,960
Total available-for-sale	58,603	59,261	64,000	65,556
Held-to-maturity – other securities	2,436	2,523	3,413	3,537
Restricted stock	2,539	2,539	2,468	2,468
Total	$63,578	$64,323	$69,881	$71,561

NOTE 2 - SECURITIES (CONTINUED)

A summary of gross unrealized gains and losses on securities at December 31, 2003 and 2002 follows:

	2003		2002	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ 7	$ -
Obligations of U.S. Government agencies and corporations	408	207	1,268	34
Obligations of states and political subdivisions	459	2	327	12
Total available-for-sale	867	209	1,602	46
Held-to-maturity – other securities	87	-	124	-
Total	$ 954	$ 209	$1,726	$ 46

The amortized cost and fair value of securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 5,944	$ 6,012	$ 467	$ 472
Due after one year through five years	11,203	11,452	1,040	1,070
Due after five years through ten years	15,196	15,450	511	563
Due after ten years	26,260	26,347	-	-
Other securities having no maturity date	-	-	418	418
Total	$58,603	$59,261	$2,436	$2,523

Securities with a carrying value of $41,125,000 at December 31, 2003 and $40,915,000 at December 31, 2002 were pledged to secure public deposits and for other purposes as required or permitted by law.

Other securities primarily consists of corporate obligations. Restricted stock consists of investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank of Cincinnati stock amounted to $1,842,000 and $1,771,000 at December 31, 2003 and 2002, respectively. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $697,000 at December 31, 2003 and 2002.

Gross gains realized from sales of securities available-for-sale amounted to $324,000 in 2003 and $41,000 in 2001 (none in 2002), with the income tax provision applicable to such gains amounting to $110,000 in 2003 and $14,000 in 2001. There were no gross realized losses in 2003, 2002 and 2001.

NOTE 2 - SECURITIES (CONTINUED)

The following table presents gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Securities in a continuous unrealized loss position					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
	(Dollars in thousands)					
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ -	$ -
Obligations of U.S. Government agencies and corporations	207	17,365	-	-	207	17,365
Obligations of states and political subdivisions	2	363	-	-	2	363
Total temporarily impaired securities	$209	$17,728	$ -	$ -	$209	$17,728

There were 22 securities in an unrealized loss position at December 31, 2003, none of which were in a continuous unrealized loss position for twelve months or more. Management has considered industry analyst reports, sector credit reports and volatility in the bond market in concluding that the unrealized losses as of December 31, 2003 were primarily the result of customary and expected fluctuations in the bond market. As a result, all security impairments as of December 31, 2003 are considered temporary.

NOTE 3 - LOANS

Loans at December 31, 2003 and 2002 consist of the following:

	2003	2002
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 39,814	$ 35,913
Real estate:		
Residential mortgage	121,889	115,091
Non-residential mortgage	91,513	85,282
Construction	11,564	7,514
Consumer	38,705	41,315
Credit card	2,807	2,836
Total	$306,292	$287,951

Fixed rate loans amounted to $107,158,000 at December 31, 2003 and $143,311,000 at December 31, 2002.

The Bank's investment in impaired loans amounted to $681,000 at December 31, 2003 and $1,324,000 at December 31, 2002. The following information is provided with respect to impaired loans:

	2003	2002	2001
	(Dollars in thousands)		
Average investment in impaired loans	$1,728	$1,623	$1,639
Interest income recognized on impaired loans	$ 125	$ 40	$ 95
Interest income recognized on a cash basis on impaired loans	$ 125	$ 40	$ 95

NOTE 3 - LOANS (CONTINUED)

At December 31, 2003, impaired loans totalling $385,000 have a related allowance for loan losses of $141,000 ($404,000 and $79,000, respectively, at December 31, 2002). The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses discussed in Note 4, for the years ended December 31, 2003 and 2002:

	2003	2002
	(Dollars in thousands)	
Balance at beginning of year	$ 79	$ -
Provision charged to operations	94	94
Loans charged-off	(32)	(15)
Balance at end of year	$141	$79

No additional funds are committed to be advanced in connection with impaired loans.

Loans on nonaccrual of interest amounted to $1,589,000 at December 31, 2003 and $2,137,000 at December 31, 2002. Loans 90 days or more past due and still accruing interest amounted to $904,000 at December 31, 2003 and $1,489,000 at December 31, 2002.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $7,894,000 and $7,900,000 at December 31, 2003 and 2002, respectively. The following is a summary of activity during 2003 and 2002 for such loans:

	Balance at beginning	Additions	Repayments	Balance at end
		(Dollars in thousands)		
2003	$7,900	$ 9,141	$ 9,147	$7,894
2002	$7,945	$12,348	$12,393	$7,900

Additions and repayments include loan renewals.

Most of the Bank's lending activity is with customers primarily located within Sandusky County, Ottawa County, the Village of Green Springs, and the northwest portion of Huron County. Loans to borrowers in the hospitality and agricultural industries represent the Bank's largest credit concentrations and aggregated $30,879,000 (10.1%) and $28,566,000 (9.9%) at December 31, 2003 and 2002, respectively.

The hospitality industry concentration includes loans for the construction and operation of hotels, restaurants, lounges, and campgrounds. Hospitality loans are generally secured by real property and equipment. Repayment is expected from cash flow from providing accommodations and food service to tourists visiting the Lake Erie region.

Agricultural loans are generally secured by property, equipment and crop income. Repayment is expected from cash flow from the harvest and sale of crops. The agricultural customers are subject to the risks of weather and market prices of crops which could have an impact on their ability to repay their loans.

Credit losses arising from the Bank's lending experience in both industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of hospitality and agricultural lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
	(Dollars in thousands)		
Balance at beginning of year	$3,689	$3,346	$3,242
Provision charged to operations	430	730	695
Loans charged-off	(1,062)	(632)	(829)
Recoveries of loans charged-off	330	245	238
Balance at end of year	$3,387	$3,689	$3,346

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2003 and 2002:

	2003	2002
	(Dollars in thousands)	
Land and improvements	$1,013	$1,013
Buildings	8,351	7,760
Equipment	3,611	4,380
	12,975	13,153
Less accumulated depreciation	6,064	7,410
Premises and equipment, net	$6,911	$5,743

Depreciation of premises and equipment amounted to $457,000 in 2003, $557,000 in 2002 and $617,000 in 2001.

During 2002, as part of a plan to remodel the Bank's Bellevue, Ohio Union Square facility, the Board of Directors of the Bank approved the demolition of a portion of the existing facility. Consequently, the Bank recognized an impairment loss of $159,000 in 2002 representing the net book value of the assets to be disposed of as part of the plan. Costs to remodel the remaining facility and build a drive-up facility have all been substantially incurred as of December 31, 2003.

Management determined in 2001 that the Bank's Clyde, Ohio facilities are inadequate to meet future needs of the Bank. An impairment loss of $248,000 was recognized in 2001 relating to the existing Clyde facilities. Such loss has been determined based on an independent appraisal of the existing facilities, as well as an estimate of the net cash flows anticipated to be received from the Clyde operations prior to future relocation.

The impairment losses for 2002 and 2001 are included in other operating expenses in the consolidated statements of operations.

NOTE 6 - DEPOSITS

Time deposits at December 31, 2003 and 2002 include individual deposits of $100,000 and over amounting to $27,370,000 and $28,173,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $954,000 for 2003, $1,055,000 for 2002 and $1,340,000 for 2001.

At December 31, 2003, the scheduled maturities of time deposits were as follows (dollars in thousands):

2004	$ 78,352
2005	22,917
2006	19,676
2007	10,919
2008	1,624
Thereafter	889
Total	$134,377

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

At December 31, 2003 and 2002, Federal Home Loan Bank borrowings consist of the following:

	2003	2002
	(Dollars in thousands)	
Secured note, with interest at 5.49%, due January 2003	$ -	$ 1,000
Secured note, with interest at 5.09%, due February 2003	-	5,000
Secured note, with interest at 4.93%, due December 2003	-	5,000
Secured note, with interest at 5.49%, due February 2004	1,000	1,000
Secured note, with interest at 3.61%, due February 2004	2,000	2,000
Secured note, with interest at 1.38%, due May 2004	7,000	-
Secured note, with interest at 5.10%, due June 2004	2,000	2,000
Secured note, with interest at 4.36%, due February 2005	2,000	2,000
Secured note, with interest at 3.58%, due July 2005	1,500	1,500
Secured note, with interest at 5.14%, due October 2005	2,000	2,000
Secured note, with interest at 4.87%, due February 2006	2,000	2,000
Secured note, with interest at 2.52%, due February 2006	5,000	-
Secured note, with interest at 4.07%, due July 2006	1,500	1,500
Secured note, with interest at 4.42%, due July 2007	1,500	1,500
Secured note, with interest at 4.86%, due December 2012	2,500	-
Total Federal Home Loan Bank borrowings	$30,000	$26,500

Interest is payable monthly and the notes are secured by stock in the Federal Home Loan Bank of Cincinnati and all eligible mortgage loans.

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 9 - OTHER COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
	(Dollars in thousands)		
Unrealized gains (losses) on available-for-sale securities	$(574)	$950	$679
Reclassification adjustments for securities gains included in income	(324)	-	(41)
Net unrealized gains (losses)	(898)	950	638
Tax effect	305	(323)	(217)
Net-of-tax amount	$(593)	$627	$421

NOTE 10 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
	(Dollars in thousands)		
Equipment	$ 800	$ 825	$ 809
Postage, stationery and supplies	473	451	410
State franchise and other taxes	396	424	370
Professional and examination fees	405	581	472
MasterCard franchise and processing fees	286	314	298
Advertising and marketing	195	191	194
Other	1,455	1,297	1,271
Total other operating expenses	$4,010	$4,083	$3,824

NOTE 11 - FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following for 2003, 2002 and 2001:

	2003	2002	2001
	(Dollars in thousands)		
Current	$2,065	$2,607	$2,105
Deferred	342	(257)	(170)
Total	$2,407	$2,350	$1,935

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2003	2002	2001
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$2,664	$2,546	$1,914
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(211)	(160)	(185)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	19	17	25
Amortization of goodwill	-	-	217
Increase in cash value of life insurance policies, net of gain from cancellation of policy in 2001	(68)	(56)	(43)
Other, net	3	3	7
Total	$2,407	$2,350	$1,935

The deferred federal income tax provision (credit) of $342,000 for 2003, ($257,000) for 2002 and ($170,000) for 2001 resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

NOTE 11 - FEDERAL INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2003 and 2002 are presented below:

	2003	2002
	(Dollars in thousands)	
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	$ 224	$ 529
Purchase accounting basis difference	344	380
Depreciation of premises and equipment	248	153
Federal Home Loan Bank stock dividends	293	268
Direct financing leases	304	125
Deferred loan costs	104	108
Total deferred tax liabilities	1,517	1,563
Deferred tax assets:		
Allowance for loan losses	731	834
Accrued expenses and other	289	269
Total deferred tax assets	1,020	1,103
Net deferred tax liabilities	$ 497	$ 460

The net deferred tax liabilities at December 31, 2003 and 2002 are included in other liabilities in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2003 and 2002.

NOTE 12 - EMPLOYEE BENEFITS

The Bank sponsors the Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both a profit sharing and employer matching contribution. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2003, 2002 and 2001 amounted to $249,000, $250,000, and $245,000, respectively. The issuance of common stock in 2001, and sale of shares from treasury in 2003 and 2002, represented shares purchased by the Plan. As of December 31, 2003, the Plan holds 12,066 shares of the Corporation's common stock.

The Bank has entered into various split-dollar life insurance arrangements, including agreements with certain officers of the Bank to provide for supplemental retirement benefits. The Bank has also entered into other life insurance arrangements for investment purposes. All policies required the payment of single premiums. The cash value of all policies amounted to $8,876,000 and $3,676,000 at December 31, 2003 and 2002, respectively.

In connection with the officer agreements, the Bank has provided an estimated liability for accumulated supplemental retirement benefits. Such liability amounts to $173,000 at December 31, 2003 and $160,000 at December 31, 2002 and is included in other liabilities in the accompanying consolidated balance sheets.

No other postretirement or postemployment benefits are offered to retirees or employees.

During 2002, the stockholders of the Corporation approved the adoption of a stock option and incentive plan. However, no options or incentives have been awarded under the plan.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2003 and 2002:

	Contract amount	
	2003	2002
	(Dollars in thousands)	
Commitments to extend credit	$63,943	$53,507
Letters of credit	$ 4,115	$ 4,421

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2003, letters of credit aggregating $391,000 expire in 2004; $151,000 expire in 2005; $3,573,000 expire in 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 14 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

NOTE 14 - REGULATORY MATTERS (CONTINUED)

As of December 31, 2003, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2003 and 2002 are also presented in the following table:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2003:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$43,036	14.1%	$24,472	≥8.0%	N/A	N/A
Bank	42,587	13.9%	24,447	≥8.0%	$30,559	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$39,649	13.0%	$12,236	≥4.0%	N/A	N/A
Bank	34,200	11.2%	12,224	≥4.0%	$18,335	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$39,649	10.1%	$15,752	≥4.0%	N/A	N/A
Bank	34,200	8.7%	15,738	≥4.0%	$19,672	5.0%
As of December 31, 2002:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$39,837	14.2%	$22,487	≥8.0%	N/A	N/A
Bank	39,430	14.1%	22,459	≥8.0%	$28,074	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$36,321	12.9%	$11,244	≥4.0%	N/A	N/A
Bank	30,919	11.0%	11,230	≥4.0%	$16,844	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$36,321	9.6%	$15,169	≥4.0%	N/A	N/A
Bank	30,919	8.2%	15,155	≥4.0%	$18,944	5.0%

On a parent company only basis, the Corporation's only source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. During 2002, the Bank paid a special dividend of $5,000,000 to the Corporation which was approved by the State of Ohio Division of Financial Institutions. As a result of the special dividend, only $1,086,000 was available for dividends on January 1, 2004, without the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 15 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are as follows:

CONDENSED BALANCE SHEETS	2003	2002
	(Dollars in thousands)	
Assets:		
Cash	$ 19	$ 14
Dividends receivable from subsidiary	532	513
Investment in subsidiary	40,746	38,059
Subordinated note receivable from subsidiary, including accrued interest of $126,000 in 2003	5,126	5,000
Security – at cost	350	350
Refundable income taxes	-	47
Total assets	$46,773	$43,983
Liabilities – dividends and other payables	$ 577	$ 521
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	122	118
Retained earnings	22,097	18,740
Accumulated other comprehensive income	434	1,027
Treasury stock	(383)	(349)
Total stockholders' equity	46,196	43,462
Total liabilities and stockholders' equity	$46,773	$43,983

CONDENSED STATEMENTS OF OPERATIONS	2003	2002	2001
	(Dollars in thousands)		
Income – dividends from subsidiary	$2,071	$7,421	$1,725
Interest income on subordinated note from subsidiary	200	-	-
Expenses – professional fees and other	(83)	(136)	(174)
Income before income taxes and equity in undistributed net income of subsidiary	2,188	7,285	1,551
Federal income tax provision (credit)	40	(46)	(59)
Income before equity in undistributed net income of subsidiary	2,148	7,331	1,610
Equity in net income of subsidiary, less dividends	3,280	(2,194)	2,085
Net income	$5,428	$5,137	$3,695

NOTE 15 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	2003	2002	2001
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$5,428	$5,137	$3,695
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	(3,280)	2,194	(2,085)
Increase in dividends receivable	(19)	(92)	(19)
Increase in accrued interest receivable	(126)	-	-
Decrease (increase) in other assets	47	12	(24)
Increase in other liabilities	37	-	8
Net cash provided by operating activities	2,087	7,251	1,575
Cash flows from investing activities:			
Disbursement on subordinated note receivable from subsidiary	-	(5,000)	-
Purchase of held-to-maturity security	-	(100)	-
Net cash used in investing activities	-	(5,100)	-
Cash flows from financing activities:			
Proceeds from issuance of common stock	39	31	35
Cash dividends paid	(2,052)	(1,814)	(1,646)
Purchase of treasury stock	(69)	(379)	-
Net cash used in financing activities	(2,082)	(2,162)	(1,611)
Net increase (decrease) in cash	5	(11)	(36)
Cash at beginning of year	14	25	61
Cash at end of year	$ 19	$ 14	$ 25

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 10,984	$ 10,984	$ 13,140	$ 13,140
Securities	64,236	64,323	71,437	71,561
Loans, net	302,905	311,521	284,262	297,179
Total	$378,125	$386,828	$368,839	$381,880
FINANCIAL LIABILITIES				
Deposits	$312,407	$313,832	$302,888	$304,033
Federal funds purchased and securities sold under repurchase agreements	11,176	11,176	11,345	11,345
Federal Home Loan Bank borrowings	30,000	30,550	26,500	27,046
Total	$353,583	$355,558	$340,733	$342,424

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The preceding summary does not include accrued interest receivable, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments which relate to commitments to extend credit and letters of credit. The contract amount of such financial instruments, $68,058,000 at December 31, 2003 and $57,928,000 at December 31, 2002, is considered to be the fair values since they represent commitments at current rates.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and cash equivalents:

Fair value is determined to be the carrying amount for these items because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities:

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs. The fair value of restricted stock is considered to be its carrying amount.

Loans:

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposit liabilities:

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other financial instruments:

The fair value of federal funds purchased and securities sold under repurchase agreements is determined to be the carrying amount since they represent obligations which are due on demand. The fair value of borrowed funds is determined based on a discounted cash flow analysis.

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 17 - CONTINGENT LIABILITIES

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31, 2003 and 2002:

	Interest income	Net interest income	Net income	Net income per common share
	(Dollars in thousands)			
2003				
First quarter	$5,716	$3,964	$1,321	$.69
Second quarter	5,517	3,877	1,430	.75
Third quarter	5,423	3,899	1,312	.69
Fourth quarter	5,377	3,888	1,365	.73
2002				
First quarter	$6,071	$4,009	$1,232	$.64
Second quarter	6,002	3,886	1,241	.65
Third quarter	6,085	3,958	1,278	.67
Fourth quarter	6,025	4,059	1,386	.73

This information is an integral part of the accompanying consolidated financial statements.

Directors of Croghan Bancshares, Inc. And The Croghan Colonial Bank

Michael D. Allen, Sr.
Executive Vice President & General Manager
International Metal Hose Company

James E. Bowlus
President & Treasurer
Fremont Candy & Cigar, Inc.

Steven C. Futrell
President & Chief Executive Officer
The Croghan Colonial Bank

Claire F. Johansen
President
COOA Holdings Company

John P. (Phil) Keller
Vice President
Keller-Ochs-Koch Funeral Home, Inc.

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President
Whetstone Technology, LLC

Allan E. Mehlow
Sr. Vice President &
Chief Financial Officer
The Croghan Colonial Bank

Robert H. Moyer
Chairman
WMOG, Inc.

J. Terrence Wolfe
Retired

Claude E. Young
Chairman
Progress Plastic Products, Inc.

Gary L. Zimmerman
Vice President
Swint-Reineck Hardware, Inc.

Officers of Croghan Bancshares, Inc.

Steven C. Futrell
President & Chief Executive Officer

Barry F. Luse
Vice President &Secretary

Allan E. Mehlow
Vice President & Treasurer

Directors Emeriti

Janet E. Burkett **Ted L. Hilty** **Thomas F. Hite** **Don W. Miller**

Albert C. Nichols **Donald B. Slessman** **Clemens J. Szymanowski**

Officers of The Croghan Colonial Bank

Steven C. Futrell
President
Chief Executive Officer

Barry F. Luse
Vice President
Trust Officer

William C. Hensley
Vice President
Special Projects Manager

Jeffrey L. Geary
Vice President
OIC Commercial Loans

David M. Sabo
Vice President
Commercial Loan Officer

Marc A. Streeter
Commercial Loan Officer

Josephine L. Weyer
Real Estate Loan Officer

Susan K. Straube
Mortgage Administrative Assistant

Allan E. Mehlow
Senior Vice President
Chief Financial Officer

Thomas J. Elder, Jr.
Vice President
Chief Lending Officer

Jodi A. Albright
Vice President
Retail Services Manager

Daniel N. Schloemer
Vice President
Commercial Loan Officer

Marty C. Folger
Vice President
Commercial Loan Officer

Gary L. Pollock
OIC Real Estate Loans

Nancy C. Roddy
Real Estate Loan Officer

Officers of The Croghan Colonial Bank

Troy T. Thatcher
OIC Consumer Loans

Sandra S. Reed
Credit Services Manager

Michael J. Hartenstein
Operations Officer

Richard G. Stein
Assistant Vice President
Trust Officer

John C. Hoffman
Controller

Jami L. Severs
Ballville Market Manager

Judith A. Gangwer
Office Manager

Richard E. Lawrie
Relationship Banker

Jeff D. Wilson
Consumer Loan Officer

Ronald T. Goehring
Collection Supervisor

Terry A. Schroeder
Information Systems Manager

Pamela J. Swint
Human Resources Manager

Robert L. Overmyer
Assistant Vice President
Market Manager

Lou Anne Sitterly
Market Manager

Coleen O. Miller
Office Manager

managers
Strength in Leadership


5 6 7
1 2 3 4

1. Thomas J. Elder, Jr.
2. Allan E. Mehlow
3. Jodi A. Albright
4. William C. Hensley
5. Pamela J. Swint
6. Barry F. Luse
7. Steven C. Futrell



[illegible]

[illegible]	**east**	**ballville**
419-332-7301	419-355-2341	419-355-2362
235 Croghan Street	1315 East State Street	1600 River Street
Fremont, Ohio 43420	Fremont, Ohio 43420	Fremont, Ohio 43420
Robert L. Overmyer	Dianne M. Staib	Jami L. Severs
Assistant Vice President	Market Manager	Market Manager
Market Manager		
Judith A. Gangwer	Coleen O. Miller	Jeanne M. Haubert
Office Manager	Office Manager	Office Manager

west	**clyde**	**port clinton**
419-355-2351	419-547-9525	419-732-7563
2001 West State Street	100 South Main Street	3994 East Harbor Road
Fremont, Ohio 43420	Clyde, Ohio 43410	Port Clinton, Ohio 43452
Valerie L. Reed	Denise L. Majoy	Marty C. Folger
Market Manager	Market Manager	Vice President
		Commercial Loan Officer
Dina Miller	Bonnie Pruit	Chrystal L. Peterson
Office Manager	Assistant Office Manager	Office Manager

bellevue	**monroeville**	**green springs**
419-483-2541	419-465-2596	419-639-2323
One Union Square	11 Monroe Street	200 North Broadway Street
Bellevue, Ohio 44811	Monroeville, Ohio 44847	Green Springs, Ohio 44836
Lou Anne Sitterly	Darlene D. Tyler	Brenda L. Rando
Market Manager	Office Manager	Office Manager
Betty L. Moyer	Kathy M. Schaffer	Martha E. Haslinger
Assistant Office Manager	Assistant Office Manager	Assistant Office Manager